Exhibit 4.11
PERSONAL
Carl Symon
c/o BT Centre
81 Newgate Street
London
EC1A 7AJ
13 January 2011
Dear Carl
I am writing to confirm that your appointment to the Board of BT Group plc, including your Chairmanship of the Equality of Access Board will be extended for 12 months from 14 January 2011.
As you know the Board of BT Group plc has agreed to increase non-executive directors’ fees with effect from 1 January 2011. You will, from that date, receive a basic fee of £62,000 a year for your services as a director, a fee of £15,000 as a member of the Audit & Risk Committee and a fee of £72,500 as Chairman of the Equality of Access Board. All other Committee fees remain unchanged.
In accordance with the UK Corporate Governance Code, as you have served nine years on the Board of BT Group plc as a non executive director, the Board will undertake an assessment to determine whether you remain independent in character and judgement, and determine your Committee membership accordingly.
Subject to that assessment your appointment will continue in all other respects on the terms set out in your letter of appointment dated 16 December 2003, including, in particular, that either you or the Board may give the other at least three months’ written notice to terminate the appointment at any time.

Please sign the attached copy of this letter to confirm your acceptance of this extension and return a copy to me.
Yours sincerely
/s/ Andrew Parker
Name: Andrew Parker
A J PARKER

To:	Andrew Parker Company Secretary
I accept this extension of my appointment on the above terms.

/s/ Carl Symon	13 January 2011
Name: Carl Symon	Date